                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment Number 46)(1)

                       PERSONAL DIAGNOSTICS, INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                    715334108
                                 (CUSIP Number)

                                 JOHN H. MICHAEL
                    1810 24TH STREET, WASHINGTON, D.C. 20008
                                 (201) 483-0063
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                June 30, 1997
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number: 715334108

        1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

               Name:  John H. Michael
               Social Security Number:  ###-##-####

        2)     Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)                                               [ ]

               (b)                                               [ ]

        3)     SEC Use Only

        4)     Source of Funds (See Instructions):                           PF

        5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
               Items 2(d) or 2(e)                                  [ ]

        6)     Citizenship or Place of Organization:  U.S. Citizen

        Number of          (7)    Sole Voting Power:   3,727,132*
        Shares Bene-
        ficially           (8)    Shared Voting Power:   - 0 -
        Owned by
        Each               (9)    Sole Dispositive Power:  3,727,132*
        Reporting
        Person With        (10)  Shared Dispositive Power:   - 0 -

        11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                        3,727,132*

        12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions)                                          [ ]

        13)    Percent of Class Represented by Amount in Row (11):        72.18%

        14)    Type of Reporting Person (See Instructions):                 IN


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        * Includes 150,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted by the Company to Mr. Michael under the 1988 Plan.

ITEM 1. SECURITY AND ISSUER

        This Statement relates to the common stock ("Common Stock") and common stock options ("Options") of Personal Diagnostics, Incorporated (the "Issuer").

        This statement is Amendment No. 46 to a Statement of Beneficial Ownership filed by Mr. John H. Michael with respect to the Common Stock and Options of the Issuer. This Amendment No. 46 relates to the purchase of 41,000 shares of the Issuer's Common Stock by Mr. Michael during June 1997 on the open market.

                      Personal Diagnostics, Incorporated
                      3 Entin Road
                      Parsippany, New Jersey  07054

ITEM 2. IDENTITY AND BACKGROUND

        (a)    Name:  John H. Michael

        (b)    1810 24th Street, N.W.
               Washington, D.C. 20008
               (Home Address)

        (c) John H. Michael is the Chairman of the Board of Directors, Chief Executive Officer, President, Secretary and Treasurer of Personal Diagnostics, Incorporated. He also serves on the Board of Directors of Noxso Corporation.

        (d)    No

        (e)    No

        (f)    U.S. Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of Common Stock were purchased by Mr. Michael with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Michael's acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Michael. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of June 1997, at which time there were issued and outstanding 5,014,000 shares of the Issuer's Common Stock and 150,000 Common Stock Purchase Options.

                                    Aggregate Amount of          Percentage
Title of Class                      Beneficial Ownership         of Class
--------------                      --------------------         ----------
Common Stock                            3,727,132(1)              72.18%

-------------

        (1) Includes 150,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted by the Company to Mr. Michael under the 1988 Plan.


        (b) The number of shares as to which Mr. Michael has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

               (i) Sole Voting Power. Mr. Michael has sole voting power with respect to 3,727,132* shares of Common Stock beneficially owned.

               (ii) Shared Voting Power. Mr. Michael does not hold any common stock with shared voting power.

               (iii) Sole Dispositive Power. Mr. Michael has sole power to dispose or to direct the disposition with respect to 3,727,132* shares of Common Stock beneficially owned.

               (iv) Shared Dispositive Power. Mr. Michael does not share power to dispose or to direct the disposition of shares of Common Stock.

------------

        * Includes 150,000 shares of Common Stock issuable upon the exercise of Incentive Stock Options ("ISO") granted by the Company to Mr. Michael under the 1988 Plan.


        (c) Mr. Michael made the following purchases of shares of Common Stock since the filing of Amendment Number 45 to Schedule 13D on June 10, 1997:



Transaction           Number      Transaction             Price per
Date                 of Shares    Type                    Share
----------------     ---------    ------------            -----
June 9, 1997           10,000     Open-market Purchase    $1.00
June 11, 1997          12,500     Open-market Purchase    $1.00
June 25, 1997          10,500     Open-market Purchase    $1.03
June 27, 1997           8,000     Open-market Purchase    $1.03



        (d)    Not applicable.

        (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        With the exception of the 1991 Purchase Agreement and the 1986 Purchase Agreement, Mr. Michael is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

               Not Applicable

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                   /s/ JOHN H. MICHAEL
                                                   -----------------------------
Dated: July 8, 1997                                    John H. Michael